UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 23, 2015

Northern Tier Energy LP
(Exact name of registrant as specified in its charter)

Delaware	001-35612	80-0763623
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification No.)

1250 W. Washington Street, Suite 300 Tempe, Arizona	85281
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (602) 302-5450

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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Item 8.01 Other Events.

On October 23, 2015, Western Refining, Inc. (“Western”) delivered a non-binding proposal to the Conflicts Committee (the “NTI Conflicts Committee”) of the Board of Directors (the “NTI Board”) of Northern Tier Energy GP LLC, the general partner of Northern Tier Energy LP (“NTI”), to acquire all of NTI’s outstanding common units not already owned by Western and its affiliates in exchange for aggregate consideration per NTI common unit of $17.50 in cash and 0.2266 of a share of Western common stock in a transaction to be structured as a merger of NTI with a wholly-owned subsidiary of Western. The Proposal is subject to the negotiation and execution of a definitive agreement and approval of such definitive agreement and the transactions contemplated thereunder by Western’s board of directors, the NTI Conflicts Committee and the common unitholders of NTI.

It is anticipated that authority to evaluate and respond to the proposal will be delegated to the NTI Conflicts Committee by the NTI Board. There can be no assurance that a definitive agreement will be executed or that any transaction will be approved or consummated.

A copy of the NTI press release dated October 26, 2015, announcing its receipt of the proposal and a copy of the proposal are attached to this Current Report on Form 8-K as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference. The description of the proposal is qualified in its entirety by reference to the full text of such proposal.

Forward-Looking Statements

This Current Report on Form 8-K contains certain "forward-looking statements" which reflect NTI's views and assumptions on the date of this Current Report on Form 8-K regarding future events, results or outcomes. These forward-looking statements include statements about, among other things, the transactions described in Western’s proposal, including the delegation of the proposal to the NTI Conflicts Committee. These statements involve known and unknown risks, uncertainties and other factors, many of which may be beyond NTI's control, including the risk that the proposed transaction is not consummated at all or on the initial terms proposed or any other terms, that may cause actual results to differ materially from any future events, results, performance or achievements expressed or implied by the forward-looking statements. All forward-looking statements speak only as of the date hereof. NTI undertakes no obligation to update or revise publicly any such forward-looking statements. NTI cautions you not to place undue reliance on these forward-looking statements. Please refer to NTI’s filings with the Securities and Exchange Commission (“SEC”) for more detailed information regarding these risks, uncertainties and assumptions.

Important Notice to Investors

This Current Report on Form 8-K does not constitute an offer to sell any securities. Any such offer will be made only by means of a prospectus, and only if and when a definitive agreement has been entered into by Western and NTI, pursuant to a registration statement filed with the SEC.

If the proposed merger is approved, a registration statement of Western, which will include a proxy statement of NTI and a Western prospectus, and other materials, will be filed with the SEC. IF AND WHEN APPLICABLE, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE DOCUMENTS FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WESTERN, NTI AND THE PROPOSED MERGER. If and when applicable, investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents containing information about Western and NTI, without charge, at the SEC’s website at www.sec.gov.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
99.1	Press Release dated October 26, 2015.
99.2	Western Proposal dated October 23, 2015.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 26, 2015

Northern Tier Energy LP

By:	Northern Tier Energy GP LLC,
its general partner

By:	/s/Karen B. Davis
Name:	Karen B. Davis
Title:	Executive Vice President and Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated October 26, 2015.
99.2	Western Proposal dated October 23, 2015.

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